Gold Fields Limited Reg. No. 1968/004880/06) Incorporated in the Republic of South Africa) JSE, NYSE, DIFX Share Code: GFI ISIN Code:ZAE000018123 (“Gold Fields” or the “Company”) CHANGES TO THE RESPONSIBILITIES OF GOLD FIELDS NON-EXECUTIVE DIRECTORS – RETIREMENT OF BOARD CHAIR, AND ELECTION OF A BOARD CHAIR Shareholders are advised that, in terms of paragraph 6.71(c) of the JSE Listings Requirements, the Board of Directors of Gold Fields (“the Board”) has elected Mr John Fraser MacKenzie, an independent non-executive director, as Chair of the Board and Chair of the Nomination and Governance Committee, with effect from 25 May 2026, following the conclusion of the Company’s 2026 Annual General Meeting. Mr MacKenzie is an experienced mining executive with over 30 years’ experience in mining operations and executive leadership across multiple commodities and jurisdictions, and is currently non-executive Chairman of Capstone Copper Corporation. The election of Mr MacKenzie follows the retirement of Mr Yunus Suleman as independent non-executive director and Chair of the Board and Chair of the Nomination and Governance Committee, effective 25 May 2026. Mr Suleman joined the Gold Fields Board on 1 September 2016 and was appointed Chair of the Board in June 2022. During his tenure, he also served as Chair of the Audit Committee and later as Chair of the Nomination and Governance Committee. Under his leadership, the Board strengthened its governance framework, enhanced its focus on ethics, risk oversight and strategic decision-making, and endorsed a strategy prioritising safe and reliable production, sustainable social and environmental outcomes, and portfolio value enhancement. Commenting on the appointment, Mr Suleman said: “Gold Fields is delighted to have someone of Mr MacKenzie’s calibre assuming the role of Board Chair, and I wish him success in his new responsibilities.” The Board thanks Mr Suleman for his significant contribution and leadership and wishes him well in his retirement. 19 February 2026 Sponsor: J.P. Morgan Equities South Africa (Pty) Ltd